51 Madison Avenue

New York, New York 10010

June 17, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments regarding the Registrant’s filing on April 6, 2022, of Post-Effective Amendment No. 84 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 90 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ MacKay Multi-Sector Income ETF (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: The Staff notes the cover page states, “This means that shares of the Fund are listed on a national securities exchange, such as the NYSE Arca, Inc. (“NYSE Arca”), and trade at market prices.” Please delete “such as” and identify the actual exchange in which Fund shares will be traded. See Item 1(a)(2) of Form N-1A.

Response: The disclosure has been deleted and revised in accordance with the Staff’s comment.

Comment 2: Please confirm that the management fee will not be 0.00%.

Response: The Registrant confirms the management fee will not be 0.00%.

Comment 3: Please confirm that the expense waiver agreement will be filed as an exhibit to the Registration Statement. Also, please disclose any ability of the Advisor to recoup waived expenses and briefly describe terms of recoupment.

Response: The Registrant confirms that the expense waiver agreement will be filed as an exhibit to the Registration Statement. Additionally, the Registrant confirms that the Advisor does not have the ability to recoup waived expenses.

Comment 4: The Staff notes the disclosure states, “This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.” Please delete this sentence as it is already stated as required by Item 3 of Form N-1A in the introductory paragraph to the Fee Table.

Response: The disclosure has been deleted in accordance with the Staff’s comment.

Comment 5: Please consider replacing the word “redeem” with “sell” in the “Example” of the Fee Table, given that this Fund is an ETF.

Response: The disclosure has been revised in accordance with the Staff’s comment.

Comment 6: If the Fund invests in covenant-lite loans as part of its principal investment strategy, please identify here and disclose corresponding risks in the “Principal Risks” section.

Response: The Registrant confirms that it does not expect covenant-lite loans to constitute a principal investment strategy.

Comment 7: If the Fund invests in contingent convertible bonds (“CoCos”) as part of its principal investment strategy, please identify here and disclose corresponding risks in the “Principal Risks” section.

Response: Contingent convertible securities may constitute a principal investment strategy for the Fund. Accordingly, the second sentence of the second paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below:

The Fund, under normal circumstances, invests at least 80% of its assets in a diversified portfolio of debt or debt-related securities such as: … convertible bonds, contingent convertible securities (“CoCos”), ... (emphasis added)

Additionally, applicable disclosure has been added to “Principal Risks” under the heading “Contingent Convertible Securities Risk.

Comment 8: The Staff notes the disclosure states, “The Fund may invest without limitation in securities of foreign issuers and may invest up to [ ]% of its assets in emerging market issuers.” If the Fund expects to invest in China to the level of a principal investment strategy, please identify China here and disclose corresponding risks in the “Principal Risks” section, including if the Fund invests in variable interest entities.

Response: The Registrant confirms that the Fund does not intend to invest in Chinese issuers as a principal investment strategy.

Comment 9: If the Fund will write credit default swaps as part of its principal investment strategy, please identify here and disclose corresponding risks in the “Principal Risks” section.

Response: The Registrant confirms that the Fund does not intend to write credit default swaps as a principal investment strategy.

Comment 10: The Staff notes the disclosure states, “The Fund’s short positions, either direct short positions or through credit default swaps or total return swaps, may total up to [ ]% of the Fund’s net assets.” Please confirm that an estimate of dividend and interest expenses to be incurred on short sales is reflected in the Fee Table.

Response: The Registrant confirms that, if applicable, estimated dividend and interest expenses to be incurred on short sales will be reflected in the Fee Table.

Comment 11: Please consider reordering the risks comprising the section entitled “Principal Risks” in order of importance rather than alphabetically.

Response: The Registrant respectfully declines to reorder its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

Comment 12: Please add risk disclosure for bank loans and loan participation investments and, if necessary, risks associated with the transition away from LIBOR. Alternatively, explain supplementally why the inclusion of such disclosure is not applicable.

Response: Applicable disclosure has been added to “Principal Risks” under the heading “Contingent Convertible Securities Risk.” Additionally, additional disclosure relating to LIBOR been added to “Variable and Floating Rate Instruments Risk.”

Comment 13: If the Fund will invest in collateralized debt obligations, collateralized bond obligations and collateralized loan obligations as a principal investment strategy, please identify those in the “Principal Investment Strategy” section and inform the Staff of the upper limits the Fund will invest in these types of investments, including the credit quality of the investment types. Alternatively, if these are not principal investment strategies of the Fund, please tailor the “Asset-Backed Securities Risk” to delete such references.

Response: The Fund does not expect collateralized debt obligations, collateralized bond obligations or collateralized loan obligations individually to constitute a principal investment strategy of the Fund. Accordingly, pursuant to the Staff’s request, the second sentence of “Asset-Backed Securities Risk” in the section entitled “Principal Risks” has been deleted.

While the Fund does not have specific investment limitations in below investment grade asset-backed securities, it does have an overall limitation on such investments of 65%, as set forth in the second paragraph of the section entitled “Principal Investment Strategies.” The Fund’s investments in below investment grade asset-backed securities is subject to this aggregate limitation.

Comment 14: If the Fund will focus on a particular region or sector at launch, please disclose specific risks of that focus in the “Principal Risks” section.

Response: The Registrant does not currently expect that the Fund will focus on any particular region or sector at launch.

Comment 15: Please consider adding disclosure of liquidity risks of the ETF’s shares as a result of holding illiquid assets (i.e., when underlying portfolio holdings of ETF become less liquid, then the ETF’s shares may become correspondingly less liquid).

Response: The following disclosure has been added to “Liquidity Risk”:

Holding illiquid securities may also cause the bid-ask spread of the Fund’s Shares to widen.

Comment 16: In “Temporary Defensive Positions,” please move the disclosure of investing “for liquidity purposes” elsewhere. The Staff does not view this as the same as taking a defensive position.

Response: The above-referenced disclosure has been deleted.

Comment 17: If the August 2022 compliance date for Rule 18f-4 creates risks for the Fund with respect to its planned derivatives usage, please disclose as such.

Response: The Registrant confirms that it does not anticipate that Rule 18f-4 will create risks for the Fund.

Comment 18: Please clarify what “aggregate ownership thresholds” and “relevant limits” refer to in the “Underinvestment Risk.”

Response: The above-referenced concepts have been removed from the risk.

Comment 19: Please disclose in the prospectus the following: (1) that suits can only be brought in Delaware state court (see Section 8.6.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Section 29(a) of the Securities Exchange Act of 1934, Section 14 of the 1933 Act and Section 47(a) of the 1940 Act (the “Anti-Waiver Provisions”)); (2) that shareholders waive the right to a jury trial (see Section 8.6.2 of the Declaration of Trust); and (3) the requirements in the Declaration of Trust for shareholders to bring derivative actions (see Section 7.1.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Anti-Waiver Provisions).

Response: The Registrant has thoughtfully considered the Staff’s comment in light of the Trust’s Declaration of Trust and Bylaws and continues to examine relevant statutes and existing legal precedent, if any. As this comment is applicable not only to the Fund, but all the Trust’s series and also all of the series of IndexIQ ETF Trust, which is governed by a Declaration of Trust and Bylaws that is substantially similar to those of the Trust (the Trust and IndexIQ ETF Trust, and each of their series, collectively, the “Complex”), the Registrant wishes to avoid introducing disclosure of this nature for a single series that may conflict with existing disclosure relating to other series in the Complex. Accordingly, the Registrant has determined that it would be more appropriate to revise certain aspects of the relevant disclosure for the Complex when each series undertakes the annual update to its Registration Statement in August of this year.

Comment 20: Please confirm supplementally to the Staff that the Fund will look-through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated for purposes of the Fund’s concentration policy (see Investment Company Act Release 9785, May 31, 1977).

Response: The Registrant so confirms.

Comment 21: The Staff notes the disclosure under “Acceptance of Orders for Creation Units” states, “The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor if…” Please revise this language to state that, “The Trust reserves the right to reject a creation order transmitted to it by the Distributor for any legally permissible reason if…”

Additionally, please remove numerical (4) and (6) in the first paragraph of “Acceptance of Orders for Creation Units.”

Response: The disclosure has been revised accordingly.

Comment 22: Under “Redemption Transaction Fee,” please disclose that the redemption transaction fee will not exceed 2% of the Fund’s net asset value.

Response: The requested disclosure has been included.

* * * * * * * *

If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jomil Guerrero, Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP